December 5, 2024

Chris Kim
Chief Executive Officer and Director
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

       Re: Iris Parent Holding Corp.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed November 8, 2024
           File No. 333-275409
Dear Chris Kim:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your revised disclosure that, after the completion of the Business
       Combination, Chris Kim will be deemed to beneficially own approximately 32.7% of the outstanding voting power of ParentCo Common Stock, assuming no redemptions
       (or 33.0% assuming maximum redemptions), and that ParentCo will be a "controlled company" within the meaning of the Nasdaq rules and could elect to take advantage of certain "controlled company" exemptions. Given the revised disclosure regarding the beneficial ownership percentages, please tell us why you continue to disclose that
       ParentCo will be a "controlled company" after the completion of the Business
       Combination and could elect to take advantage of certain "controlled company"
       exemptions, or revise your disclosure as appropriate.
 December 5, 2024
Page 2

Questions and Answers About the Proposals for Stockholders, page viii

2. Please consider expanding this section to include a Q&A that explains why this business combination is still in the best interest of the stockholders in light of the TDT
       License Termination.
Why am I receiving this proxy statement/prospectus?, page viii

3. We note your disclosure that ParentCo will apply to list, to be effective at the time of the Business Combination, its common stock and warrants on Nasdaq. In an appropriate location, please address where you stand with respect to meeting the
       quantitative listing standards for Nasdaq, and, if you currently do not meet such standards, what actions you intend to take to be eligible for listing. Summary of the Proxy Statement/Prospectus, page 1

4. We note your disclosure under the heading "Liminatus Pharma, LLC," and in the first risk factor on page 25, that you refer to Liminatus as a "clinical-stage" company.
       Please revise so that these statements are consistent with your other disclosure that
       Liminatus is a pre-clinical company.
5. We note your initial disclosure of the termination of the TDT license agreement included in the Explanatory Note. Please expand your disclosure of the license agreement termination here to include additional information/explanation on why the parties decided to terminate this license agreement, given its significance to the business plan of Liminatus.
6. Please remove suggestions that your product candidate, IBA-101, has a promising
       "safety profile," both here and throughout your prospectus. Determinations of safety and efficacy are in the sole jurisdiction of the FDA and given the pre-clinical stage of your current product candidate, these statements appear to be pre-mature. Also, where you continue to discuss your toxicity-related experiments, such as on page 185, please revise to indicate whether these results were statistically meaningful.
7. Please revise your statement here and throughout the prospectus that Liminatus' anti-
       CD47 antibody, IBA-101, potentially positions the company as a "frontrunner" in the
       CD47 space. Given the current stage of development of this product candidate such statements appear to be pre-mature.
Termination, page 4

8. We note that Section 4.1(b) of the Business Combination Agreement has been amended so that it is now a condition to closing that Iris Acquisition Corporation shall have received "an acknowledgement from Viral Gene stating that the obligations of the parties thereto, including ParentCo and the Company, under, or pursuant to, the
       Viral Gene Assignment have been satisfied or terminated and that no obligations of any party thereto, including ParentCo and the Company, under the Viral
Gene
       Assignment remain outstanding." Please update your disclosure for this new condition to closing, indicate whether the acknowledgment has been received, and, if not, whether this condition to closing is waivable. If this condition is waivable, please include appropriate risk factor disclosure.
 December 5, 2024
Page 3

Lock-Up Agreement, page 6

9. We note your disclosure that on August 9, 2024, ParentCo and Sponsor agreed to grant a waiver of the lock-up restrictions contained in the Lock-Up Agreement with respect to an aggregate of 3.64 million ParentCo Shares. Please revise your disclosure so that it is clear how to reconcile this number of shares to the provisions of the
       Waiver and Consent filed as Exhibit 10.8, which indicates that the waiver applies to
       5.1 million shares, or revise your disclosure as appropriate. Also indicate the business purpose for such waiver and whether there was any consideration paid to ParentCo or the Sponsor in connection with the waiver.
The Iris Board's Reasons for Approving the Business Combination, page 10

10. We note the Iris Board's determinations and unanimous approvals in your disclosure in the first sentence of the first paragraph of this section and your disclosure, that on
       September 18, 2024, the Iris Board determined that notwithstanding the TDT License
       Termination, the Business Combination was advisable to and in the best interests of
       Iris and its stockholders. Similar to your disclosure in the first sentence, please also clarify if the Iris Board unanimously approved the Business Combination Agreement, as amended to date, and the transactions contemplated thereby, and recommended that
       Iris's stockholders approve the Business Combination Agreement, as amended to date, and the transactions contemplated thereby.
Potential to Grow Globally, page 11

11. We note your reference in this section, and in other locations, to Liminatus' "strong intellectual property protection." Please balance these statements with your disclosure elsewhere that the anti-CD47 antibody is covered by three early-stage applications.
Background of the Business Combination
Target F (Liminatus), page 109

12. Please revise to provide more detailed disclosure of how the enterprise value associated with Liminatus was negotiated and changed from $250,000,000 to
       $175,000,000 following the TDT License Termination. Please ensure your disclosure addresses how Iris Acquisition Corp negotiated the revised merger consideration in light of the loss of Liminatus' clinical stage product candidate and that Liminatus is now a single-asset, pre-clinical company, and how the board determined the revised merger consideration was appropriate given those changes and determined that the transactions contemplated by the Business Combination Agreement were advisable and in the best interests of Iris and its stockholders.
Business of Liminatus
Pre-Clinical Development to Date, page 184

13. We note your pre-clinical development to date of the CD47 therapeutic candidate appears to have studied Hu3A5 in murine colon adenocarcinoma and that the anticipated clinical trials will focus on patients with lung cancer. Please disclose whether you will conduct additional pre-clinical studies that focus on lung cancer cells prior to the anticipated clinical trials.
 December 5, 2024
Page 4

CD47, page 190

14. We note your disclosure that Magrolimab, a CD47-targeting drug candidate, is in
       Phase 3 clinical trials and that this drug is expected to be the first CD47-targeted treatment to gain approval. If the study of this drug has been wound down by the developer, please update your disclosure as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Chauncey M. Lane, Esq.